Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	2015	2014	2013	2012	2011	2010
Pretax income from continuing operations before income from equity investees	$100,205	$191,289	$155,631	$117,333	$91,389	$71,249

Add:
Fixed charges (excluding capitalized interest)	43,446	85,514	85,912	83,937	80,357	72,427
Distributed income from equity investees	—	—	—	8,239	593	578

Pretax earnings from operations, as adjusted	$143,651	$276,803	$241,543	$209,509	$172,339	$144,254

Fixed Charges:
Interest on indebtedness	$40,667	$80,370	$79,175	$76,153	$70,022	$61,639
Capitalized interest	948	1,628	1,369	1,540	1,213	617
Amortization of net discount relating to indebtedness	536	1,238	3,188	4,975	6,191	6,360
Amortization of interest rate hedges	832	1,129	438	231	9	(165)
Amortization of deferred charges	1,411	2,777	3,111	2,578	4,135	4,593

Fixed charges	$44,394	$87,142	$87,281	$85,477	$81,570	$73,044

Ratio of net earnings to fixed charges	3.24	3.18	2.77	2.45	2.11	1.97

Fixed charges	$44,394	$87,142	$87,281	$85,477	$81,570	$73,044
Preferred stock dividends	17,717	35,434	27,923	17,428	6,785	6,785

Combined fixed charges and preferred stock dividends	$62,111	$122,576	$115,204	$102,905	$88,355	$79,829

Ratio of earnings to combined fixed charges and preferred stock dividends	2.31	2.26	2.10	2.04	1.95	1.81